SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 15 January 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

January 15, 2009

FORMER GERMAN CHANCELLOR GERHARD SCHROEDER AGREES TO JOIN TNK-BP BOARD

BP today announced that the shareholders in TNK-BP have agreed to appoint three independent directors, including former chancellor of the Federal Republic of Germany, Gerhard Schroeder, to the restructured main board of TNK-BP. His fellow independents will be James Leng, the chairman designate of Rio Tinto, and Alexander Shokhin, president of the Russian Union of Industrialists and Entrepreneurs.

BP and Alfa-Access Renova (AAR) have agreed to appoint the three directors to avoid the risk of deadlock between the 50:50 owners of the joint venture, which are represented on the 11-strong board by four directors from each side.

BP’s four nominated directors on the main board of TNK-BP are: Andy Inglis, chief executive of BP’s upstream business, David Peattie, BP’s head of Russian business, Iain Macdonald, BP’s deputy chief financial officer and Lord Robertson of Port Ellen. The AAR-nominated   directors are Alfa Group chairman, Mikhail M Fridman, Renova Group chairman, Viktor F Vekselberg, Access Industries chairman, Len Blavatnik and Chairman of Pamplona Capital Management, Alex Knaster.

Until a new CEO of TNK-BP is announced, Tim Summers will continue in the role.

Welcoming the new structure, BP chief executive Tony Hayward said: “We believe the composition of this board, which includes individuals of significant distinction in business and politics, can achieve good business alignment between the shareholders of TNK-BP and safeguard the interests of all sides.

“I am especially pleased that Gerhard Schroeder has agreed to join the restructured board. The counsel of such a distinguished statesman, who brings both enormous geo-political experience and a history of strong relationships with Russia, gives me particular confidence that the next chapter in the progress of TNK-BP will be good for all shareholders and for Russia.”

Herr Schroeder said: "I am looking forward to working together with the other members of the main board of TNK-BP.  I feel certain that, with the support and trust of both shareholder groups, I will be able to make a contribution to the company’s success that will serve as an important example of Russia’s cooperation with international investors, thereby providing a significant contribution to Russia’s integration in the global economy."

Further enquiries:

BP Press Office, London: +44 (0)20 7496 4076

BP Russia, Moscow: +7495 363 6262

– ENDS –

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 15 January, 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary